Boston Capital

February 20, 2008

FILED BY EDGAR

Ms. Linda Van Doorn

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549
Re:	Boston Capital Tax Credit Fund IV, L.P. Form 10-K for the year ended 3/31/2007 Filed on 7/16/2007 File No. 000-26200

Dear Ms. Van Doorn and Mr. Lee:

This letter sets forth the response of Boston Capital Tax Credit Fund IV, L.P. (the "Company") to the comments contained in your letter dated February 7, 2008 relating to the Company's Form 10-K for the fiscal year ended March 31, 2007. For ease of reference, we have reproduced your comments in italics below.

Certifications

1. We note that your certifications were not filed in the exact form as outlined In Item 601(B)(31)(i) of Regulation S-K. Your discrepancy involves replacing the word "report" with "annual report" in paragraph two. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Response:

In future filings, the Company will file the certifications required by Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934 in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.

Exhibit 23

2. Reference is made to the audit report for Strawberry Lane, LLC and Washington Courtyards L.P. The audit report does not indicate the city and state where issued as required by Article 2-02 of Regulation S-X. Please advise.

Response:

The city and state of issue of the Washington Courtyards L. P. opinion, Austin, Texas, was inadvertently omitted from the audit report filed with the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007. The audit report for Strawberry Lane, LLC was included in the Company's annual report in error, as the audit opinion of the Reznick Group included their opinion

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

relating to the financial statements of Strawberry Lane, LLC. Going forward, the Company will more carefully review the audit reports included in future filings to prevent such errors.

3. Reference is made to the audit reports for HPD Willows-Oroville, L.P., Strawberry Lane LLC, Escher SRO Project, L.P., Washington Courtyards L.P., and San Diego/Fox Hollow, L.P. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm and include the signature designation in future filings.

Response:

As required by Rule 302 of Regulation S-K, each of the audit opinions included in the Company's electronic filings is manually signed by the issuing accounting firm prior to or at the time of the filing. The Company retains original or pdf-format copies of such executed opinions for a period of five years from the time of filing.

The Company has received original or pdf-format copies of the manually signed audit opinions of the firms listed below regarding the financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

HPD Willows-Oroville, L.P.	Novogradac & Company LLP, San Francisco, California
Strawberry Lane LLC	Included in error, as described above in the response to the Staff's comment number 2.
Escher SRO Project, L.P.	Rothstein, Kass & Company, P.C., Roseland, New Jersey
Washington Courtyards L.P.	Novogradac & Company LLP, Austin, Texas
San Diego/Fox Hollow, L.P.	Novogradac & Company LLP, San Francisco, California

In future electronic filings, the Company will ensure that the typed signature of the independent registered public accounting firm is provided on all applicable reports and opinions.

Further, as requested in your letter, the Company acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information concerning this matter, please contact me at (617) 624-8820 or our counsel, Richard M. Stein of Nixon Peabody LLP, at (617) 345-6193.

Very truly yours,

Boston Capital Tax Credit Fund IV, L.P.

By: /S/ Marc N Teal________

Marc N. Teal

Principal Financial Officer

cc:

Mr. Jeffrey Goldstein

Mr. Marc Teal

Renee Scruggs, CPA

Richard M. Stein, Esquire

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999